SCHEDULE 13G

Amendment No. 1
Minerals Technologies
common stock
Cusip # 603158106
Filing Fee: No


Cusip # 603158106
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   76,300
Item 6:   None
Item 7:   76,300
Item 8:   None
Item 9:   76,300
Item 11:  0.31%
Item 12:  HC




Cusip # 603158106
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:
###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   76,300
Item 8:   None
Item 9:   76,300
Item 11:  0.31%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).      Name of Issuer:

		Minerals Technologies

Item 1(b).      Name of Issuer's Principal Executive Offices:

		405 Lexington Avenue
		New York, NY  10174

Item 2(a).      Name of Person Filing:

		FMR Corp.

Item 2(b).      Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).      Citizenship:

		Not applicable

Item 2(d).      Title of Class of Securities:

		Common Stock

Item 2(e).      CUSIP Number:

		603158106

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4. Ownership

		(a)     Amount Beneficially Owned:      76,300

		(b)     Percent of Class:       0.31%

		(c)     Number of shares as to which such person has:

			(i)   sole power to vote or to direct the vote:
	76,300

			(ii)  shared power to vote or to direct the vote:
	None

			(iii) sole power to dispose or to direct the disposition of: 76,300

			(iv) shared power to dispose or to direct the disposition of: None




Item 5. Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

		Not applicable.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

		See attached Exhibit(s) A and B.

Item 8. Identification and Classification of Members of the
Group.

		Not applicable, see attached Exhibit A.

Item 9. Notice of Dissolution of Group.

		Not applicable.


Item 10.        Certification.

		Inasmuch as the reporting persons are no longer the beneficial owners of more than 5% of the number of shares outstanding, the reporting persons have no further reporting obligation under section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



	February 11, 1994
Date



	/S/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 76,300 shares or 0.31% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s).

	FMR Corp., through its control of Fidelity Management Trust Company, has sole voting and dispositive power over 76,300
Shares of common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

	The undersigned persons, on February 11, 1994, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the common stock of Minerals Technologies at December 31, 1993.

	FMR Corp.
	By      /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
		Edward C. Johnson 3d
	By      /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule
13G for
Airborne Freight Corp.
9/10/91
	Fidelity Management & Research
Company
	By      /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel